UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Hardinge Inc.
(Name of Subject Company)

Hardinge Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Richard L. Simons

President & Chief Executive Officer

Hardinge Inc.
One Hardinge Drive
Elmira, New York  14902-1507

Telephone: 607-378-4107

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone:  (212) 403-1000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 ("Amendment No. 4"), filed with the Securities and Exchange Commission (the "SEC") on May 21, 2010, amends and supplements the Schedule 14D-9 originally filed with the SEC on April 5, 2010 and amended by Amendment No. 1 on April 6, 2010 and Amendments No. 2 and No. 3 on May 19, 2010 (as amended, the “Statement”), by Hardinge Inc., a corporation existing under the laws of New York ("Hardinge" or the "Company").  The sole purpose of this Amendment No. 4 is to file an additional exhibit and update the exhibit index of the Statement accordingly.

ITEM 9.                EXHIBITS.

“Item 9.—Exhibits” of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(10)	Press release issued by Hardinge, dated May 21, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HARDINGE INC.

By:         /s/ Richard L. Simons

                Name:  Richard L. Simons

                Title:    President and Chief Executive Officer

Dated:  May 21, 2010